                              FOR IMMEDIATE RELEASE

INVESTOR RELATIONS:                                       MEDIA RELATIONS:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526

                ELAN REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS

DUBLIN, IRELAND, OCTOBER 28, 2004 - Elan Corporation, plc today announced its third quarter 2004 results and provided a business update.

Commenting on Elan's business, Kelly Martin, Elan's president and chief executive officer, said, "All of our energies are focused on delivering our science to patients with unmet medical needs. Today, our emphasis on preparing for a successful launch of Antegren in multiple sclerosis exemplifies our commitment to bringing innovative therapies from the lab to patients around the world."

Commenting on Elan's third quarter results, Shane Cooke, executive vice president and chief financial officer, said, "We continued to report net losses this quarter as we resolve outstanding legacy issues, streamline the balance sheet and, most importantly, invest for a successful launch of Antegren and
Prialt. We are optimistic that the dedication, commitment and financial resources we have invested in these products will be reflected in a return to profitability in the 2006 timeframe."

                                       ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

             UNAUDITED CONSOLIDATED U.S. GAAP INCOME STATEMENT DATA

           THREE MONTHS ENDED                                                                   NINE MONTHS ENDED
             SEPTEMBER 30                                                                         SEPTEMBER 30
           2003          2004                                                                 2003              2004
           US$M          US$M                                                                 US$M              US$M
----------------------------------------------------------------------------------------------------------------------

                                  REVENUE (See page 6)
          115.0          85.7     Product revenue                                             460.5             302.0
           16.2          15.4     Contract revenue                                             86.9              55.8
----------------    ----------                                                           -----------     -------------
          131.2         101.1     Total revenue                                               547.4             357.8
----------------    ----------                                                           -----------     -------------

                                  OPERATING EXPENSES (See page 8)
           59.1          39.8     Cost of goods sold                                          195.0             122.3
           66.9          55.5     Research and development                                    218.4             185.9
           81.3          77.8     Selling, general and administrative                         309.0             232.8
            5.7          (5.6)    Net loss/(gain) on divestment of businesses                (245.0)            (40.6)
           21.2          55.5     Recovery plan and other significant charges                 246.6              61.5
----------------    ----------                                                           -----------     -------------
          234.2         223.0     Total operating expenses                                    724.0             561.9
----------------    ----------                                                           -----------     -------------
         (103.0)       (121.9)    Operating loss                                             (176.6)           (204.1)
----------------    ----------                                                           -----------     -------------

                                  NET INTEREST AND INVESTMENT GAINS AND (LOSSES) (See
                                    page 11)
          (22.7)        (24.0)    Net interest expense                                        (72.4)            (72.3)
           58.4           2.8     Investment gains                                            132.1              61.2
          (15.4)         (1.5)    Investment losses and other                                 (71.3)            (95.3)
----------------    ----------                                                           -----------     -------------
           20.3         (22.7)    Net interest and investment gains and (losses)              (11.6)           (106.4)
----------------    ----------                                                           -----------     -------------

          (82.7)       (144.6)    Net loss from continuing operations before tax             (188.2)           (310.5)
           (6.4)          6.9     Provision for tax                                           (14.4)               5.1
----------------    ----------                                                           -----------     -------------
          (89.1)       (137.7)    Net loss before discontinued operations                    (202.6)           (305.4)
                                  Net income/(loss) from discontinued operations (See
           (1.9)          29.9       page 15)                                                    1.4              17.8
----------------    ----------                                                           -----------     -------------
          (91.0)       (107.8)    Net loss                                                   (201.2)           (287.6)
================    ==========                                                           ===========     =============

          (0.26)        (0.28)    Basic and diluted net loss per ordinary share               (0.57)            (0.74)
                                  Weighted average number of basic and diluted
          350.2         391.1       ordinary shares outstanding (in millions)                 350.0             389.1

                                       2

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

                UNAUDITED NON-GAAP FINANCIAL INFORMATION - EBITDA

             THREE MONTHS ENDED           NON-GAAP FINANCIAL INFORMATION                         NINE MONTHS ENDED
               SEPTEMBER 30                   RECONCILIATION SCHEDULE                              SEPTEMBER 30
           2003             2004                                                               2003              2004
           US$M             US$M                                                               US$M              US$M
----------------------------------------------------------------------------------------------------------------------

                                  EBITDA
         (103.0)          (121.9) Operating loss                                             (176.6)           (204.1)
           30.7             29.8  Depreciation and amortisation                               102.9              93.3
          (14.7)           (13.5) Amortised fees                                              (72.4)            (37.0)
             --                -- Milestones received and deferred                              --                7.0
----------------    -------------                                                      -------------     -------------
          (87.0)          (105.6) EBITDA                                                     (146.1)           (140.8)
================    =============                                                      =============     =============

           THREE MONTHS ENDED             NON-GAAP FINANCIAL INFORMATION                        NINE MONTHS ENDED
             SEPTEMBER 30                     RECONCILIATION SCHEDULE                             SEPTEMBER 30
          2003             2004                                                               2003              2004
          US$M             US$M                                                               US$M              US$M
----------------------------------------------------------------------------------------------------------------------

                                 EBITDA BEFORE NET GAINS ON DIVESTMENT OF
                                 BUSINESSES, RECOVERY PLAN AND OTHER SIGNIFICANT
                                 CHARGES
        (103.0)          (121.9) Operating loss                                             (176.6)           (204.1)
          30.7             29.8  Depreciation and amortisation                               102.9              93.3
         (14.7)           (13.5) Amortised fees                                              (72.4)            (37.0)
          --                --   Milestones received and deferred                              --                7.0
           5.7             (5.6) Net (gain)/loss on divestment of businesses                (245.0)            (40.6)
          21.2             55.5  Recovery plan and other significant charges                 246.6              61.5
---------------    -------------                                                      -------------     -------------
                                   EBITDA before net gains on divestment of
                                   businesses, recovery plan and other significant
         (60.1)           (55.7)   charges (See page 9)                                     (144.5)           (119.9)
===============    =============                                                      =============     =============

To supplement our consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes,
Depreciation and Amortisation), a non-GAAP measure of operating results. Elan has also provided EBITDA guidance for 2004, which has been calculated on a consistent basis. EBITDA is defined as operating income (loss) plus or minus depreciation and amortisation of costs and revenues, and milestones received and deferred. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to operating income (loss) is set out in the tables above titled "Non-GAAP Financial Information Reconciliation Schedule".

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

              UNAUDITED CONSOLIDATED U.S. GAAP BALANCE SHEET DATA

                                                              DECEMBER 31             JUNE 30        SEPTEMBER 30
                                                                     2003                2004                2004
                                                                     US$M                US$M                US$M
------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            807.5             677.0               680.3
Marketable investment securities                                     349.4             238.8               193.3
Held for sale assets (1)                                             236.7              24.2                  --
Other current assets                                                 198.0             164.8               160.5
                                                           ---------------    ----------------    ----------------
                                                                   1,591.6           1,104.8             1,034.1

Intangible assets, net                                               857.5             837.1               815.1
Property, plant and equipment, net                                   369.0             319.1               324.9
Investments and marketable investment securities                     192.9              93.3                83.4
                                                           ---------------    ----------------    ----------------
TOTAL ASSETS                                                       3,011.0           2,354.3             2,257.5
                                                           ===============    ================    ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities                             384.7             320.2               338.2
Held for sale liabilities                                             27.9                --                  --
Deferred income                                                      154.8             131.1               116.5
Guarantee provision due June 2004 - EPIL II                          344.5                --                  --
EPIL III Notes due March 2005                                        390.0             390.0               390.0
6.5% convertible guaranteed notes due 2008                           460.0             460.0               460.0
7.25% senior notes due 2008                                          650.0             650.0               650.0
Shareholders' equity                                                 599.1             403.0               302.8
                                                           ---------------    ----------------    ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         3,011.0           2,354.3             2,257.5
                                                           ===============    ================    ================

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' EQUITY
Opening                                                                                599.1               403.0
Net loss for the period                                                               (179.8)             (107.8)
Changes in unrealised gains and losses on investment
   securities                                                                          (38.3)                6.3
Issuance of share capital                                                               23.0                10.6
Other                                                                                   (1.0)               (9.3)
                                                                              ----------------    ----------------
Closing                                                                                403.0               302.8
                                                                              ================    ================

(1) In accordance with Statement of Financial Accounting Standards ("SFAS") No.
144, "Accounting for the Impairment or Disposal of Long-Lived Assets," at June
30, 2004, Elan recorded the assets and liabilities related to Frova and Myobloc as held for sale, both of which have now been sold. At December 31, 2003, Elan recorded as held for sale the assets and liabilities related to its former
European sales and marketing business and Elan Phama S.A., a manufacturing and research and development business based in Mezzovia, Switzerland. Each of these divestments closed during the first quarter of 2004.

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

                 UNAUDITED CONSOLIDATED U.S. GAAP CASH FLOW DATA

          THREE MONTHS ENDED                                                                    NINE MONTHS ENDED
             SEPTEMBER 30                                                                          SEPTEMBER 30
         2003            2004                                                                 2003              2004
         US$M            US$M                                                                 US$M              US$M
----------------------------------------------------------------------------------------------------------------------

        (59.3)          (41.3) Cash flows from operating activities                         (177.0)           (132.2)
        (27.9)          (24.6) Movement on debt interest and tax                            (112.7)            (79.3)
         (3.3)          (23.5) Working capital movement                                      (53.0)            (36.0)
        (39.3)          (13.1) Net purchases of tangible and intangible assets              (137.6)            (23.7)
         65.3            42.5  Net proceeds from sale of investments                         313.6             239.7
         41.1            52.7  Net proceeds from business divestments                        369.6             270.4
         (3.3)           10.6  Cash flows from financing activities                         (270.5)             25.7
          --              --   Cash payment under EPIL II guarantee                            --             (391.8)
--------------    ------------                                                        -------------     -------------
        (26.7)            3.3  NET CASH MOVEMENT                                             (67.6)           (127.2)
        973.0           677.0  Cash and cash equivalents at beginning of period            1,013.9             807.5
--------------    ------------                                                        -------------     -------------
        946.3           680.3  CASH AND CASH EQUIVALENTS AT END OF PERIOD                    946.3             680.3
==============    ============                                                        =============     =============

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

REVENUE

Total revenue decreased 23% to $101.1 million in the third quarter of 2004 from
$131.2 million in the same quarter of 2003 and is analysed below between revenue generated from currently retained products and revenue arising from products that have been divested.

               THREE MONTHS ENDED                                                              NINE MONTHS ENDED
                  SEPTEMBER 30                                                                    SEPTEMBER 30
            2003               2004                                                          2003               2004
            US$M               US$M                                                          US$M               US$M
---------------------------------------------------------------------------------------------------------------------

                                     REVENUE FROM RETAINED PRODUCTS

            35.2               33.0  Maxipime(TM)                                            77.5               87.7
             8.8               12.5  Azactam(TM)                                             34.4               35.3
-----------------    ---------------                                                --------------     --------------
            44.0               45.5                                                         111.9              123.0

            25.8               27.7  Contract Manufacturing and Royalties                    85.1               85.6

-----------------    ---------------                                                --------------     --------------
            69.8               73.2  TOTAL REVENUE FROM RETAINED PRODUCTS                   197.0              208.6
-----------------    ---------------                                                --------------     --------------

             8.5                8.5  AMORTISED REVENUE - ADALAT/AVINZA(TM)                   25.5               25.5

                                     REVENUE FROM DIVESTED PRODUCTS
              --                 --  Skelaxin(TM)                                            60.2                 --
              --                 --  Sonata(TM)                                              48.2                 --
            19.6                 --  European business                                       64.9               10.5
            22.2                 --  Zonegran(TM)                                            61.2               41.2
            (5.1)               4.0  Other                                                    3.5               16.2
-----------------    ---------------                                                --------------     --------------
            36.7                4.0  TOTAL REVENUE FROM DIVESTED PRODUCTS                   238.0               67.9
-----------------    ---------------                                                --------------     --------------

-----------------    ---------------                                                --------------     --------------
           115.0               85.7  TOTAL PRODUCT REVENUE                                  460.5              302.0
-----------------    ---------------                                                --------------     --------------

                                     CONTRACT REVENUE
             6.2                5.0  Amortisation of fees                                    46.9               11.5
            10.0               10.4  Research revenue and milestones                         40.0               44.3
-----------------    ---------------                                                --------------     --------------
            16.2               15.4  TOTAL CONTRACT REVENUE                                  86.9               55.8
-----------------    ---------------                                                --------------     --------------

-----------------    ---------------                                                --------------     --------------
           131.2              101.1  TOTAL REVENUE                                          547.4              357.8
=================    ===============                                                ==============     ==============

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

(A) PRODUCT REVENUE

Total product revenue for the third quarter of 2004 was $85.7 million compared to $115.0 million in the same quarter of 2003, a decrease of 25%. The decline in product revenue is primarily due to the divestment of a number of products in the first half of 2004, principally the European business and Zonegran.

REVENUE FROM RETAINED PRODUCTS

Revenue from retained products and contract manufacturing and royalties was
$73.2 million in the third quarter of 2004 compared to $69.8 million in the same quarter of 2003, an increase of 5%. This increase primarily reflects the growth in prescriptions and demand for those retained products and increasing contract manufacturing activity.

Sales of Maxipime and Azactam in the third quarter of 2004 were $45.5 million, an increase of 3% over the same period of 2003, reflecting stronger demand in
2004. Maxipime prescription demand for July and August 2004 increased by 8%
compared to the same period in 2003 while revenues for the quarter decreased from $35.2 million to $33.0 million, or 6%, due to changing wholesaler inventory levels. Azactam prescription demand for July and August 2004 increased by 8%
compared to the same period in 2003 while revenues for the quarter increased from $8.8 million to $12.5 million, or 42%, due to changing wholesaler inventory levels.

AMORTISED PRODUCT REVENUE

The third quarter of 2004 and 2003 includes $8.5 million of amortised revenue related to the licensing of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza license agreement with Ligand Pharmaceuticals,
Inc (Ligand). The remaining unamortised revenue on these products of $77.7 million will be recognised as revenue over the next three years reflecting
Elan's ongoing involvement in the manufacturing of these products.

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

REVENUE FROM DIVESTED PRODUCTS

Revenue from products Elan has sold amounted to $4.0 million during the third quarter of 2004, compared to $36.7 million in the third quarter of 2003. The fluctuation is due to the timing of the divestments.

(B) CONTRACT REVENUE

Contract  revenue in the third  quarter of 2004 was $15.4  million  compared  to
$16.2 million in the same period of 2003, a decrease of 5%. The  amortisation of fees  amounted  to $5.0  million in the third  quarter of 2004  compared to $6.2 million in the same period of 2003.  Research revenue and milestones amounted to
$10.4  million in the third  quarter of 2004  compared  to $10.0  million in the third quarter of 2003.

GROSS PROFIT

The gross profit margin on product revenue was 54% in the third quarter of 2004 compared to 49% in the same period of 2003. During the third quarter of 2003, royalties of $10.9 million were paid to Pharma Marketing Ltd. (Pharma Marketing)
and included in cost of sales. These royalties amounted to 9% of total product revenue. No royalties were paid to Pharma Marketing in 2004 following the termination of all remaining agreements with Pharma Marketing in the fourth quarter of 2003. Offsetting this, the gross margin has been negatively affected in 2004 by the change in the mix of product revenue and particularly the disposal of higher gross margin products during 2003 and 2004.

OPERATING EXPENSES

Research and development (R&D) expenses were $55.5 million in the third quarter of 2004 compared to $66.9 million in the same period of 2003 and $65.0 million in the second quarter of 2004. The reduction in R&D expenses over the second quarter of 2004 reflects the divestment of Zonegran, the timing of the spend on the clinical development of Antegren(TM), and the impact on costs associated with filing Antegren for multiple sclerosis (MS) in the U.S. and Europe in the second quarter of 2004. Selling, general and administrative (SG&A)

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

expenses decreased by 4% to $77.8 million in the third quarter of 2004 from
$81.3 million in the same quarter of 2003, reflecting the successful implementation of the recovery plan and related cost reduction initiatives. The third quarter 2004 SG&A expenses increased by 3% over the $75.3 million incurred in the second quarter of 2004, reflecting increased investment in pre-launch costs of Antegren and Prialt(TM), offset by reductions in costs related to the disposal of Frova(TM) and Zonegran.

NET GAIN/(LOSS) ON DIVESTMENT OF BUSINESSES

The net gain/(loss) on divestment of businesses for the third quarter and nine months ended September 30, 2004 and 2003 are as follows:

               THREE MONTHS ENDED                                                                 NINE MONTHS ENDED
                  SEPTEMBER 30                                                                       SEPTEMBER 30
            2003               2004                                                              2003            2004
            US$M               US$M                                                              US$M            US$M
----------------------------------------------------------------------------------------------------------------------

              --                2.6   Zonegran                                                     --            40.6
           (3.6)                 --   Primary care franchise                                    250.0              --
           (2.1)                3.0   Other                                                      (5.0)             --
-----------------    ---------------                                                     -------------    ------------
           (5.7)                5.6                                                             245.0            40.6
=================    ===============                                                     =============    ============

RECOVERY PLAN AND OTHER SIGNIFICANT CHARGES

Recovery plan and other significant charges for the third quarters of 2004 and
2003 and for the nine months ended September 30, 2004 and 2003 are as follows:

              THREE MONTHS ENDED                                                                  NINE MONTHS ENDED
                 SEPTEMBER 30                                                                       SEPTEMBER 30
            2003               2004                                                              2003            2004
            US$M               US$M                                                              US$M            US$M
----------------------------------------------------------------------------------------------------------------------

             5.3                 --   Severance costs, relocation and exit costs                 19.8             1.1
                                      Reserve related to settlement of shareholder
              --               55.0     litigation and SEC investigation                           --            55.0
                                      Costs related to shareholder litigation and SEC
             3.8                0.5    investigation                                              6.1             5.4
                                      Purchase of Pharma Operating Ltd. Royalty rights
              --                 --                                                             196.4              --
            12.1                 --   Other                                                      24.3              --
-----------------    ---------------                                                     -------------    ------------
            21.2               55.5                                                             246.6            61.5
=================    ===============                                                     =============    ============

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

On October 25, the Company announced that it had reached an agreement to settle the previously disclosed consolidated class action pending in the U.S. District
Court for the Southern District of New York. The class action, which consolidated several class actions filed in early 2002, names the Company and certain of its former and current officers and directors as defendants. Elan expects that the Court, which reserved decision on the settlement, will issue an order granting preliminary approval of the settlement in the next few weeks.

Under the class action settlement, all claims against the Company and the other named defendants will be dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the Court will be asked to award attorneys' fees to plaintiffs' counsel, and $35.0 million of which will be paid by the Company's insurance carrier. The terms of the settlement are subject to preliminary and final Court approval and notice to class members.

The Company also announced on the same day that it and the Staff of the
Securities and Exchange Commission (the SEC) have reached a provisional agreement to settle the investigation by the SEC's Division of Enforcement that commenced in February 2002.

Under the agreement provisionally reached with the SEC Staff, the Company will neither admit nor deny the allegations contained in the SEC's civil complaint, which will include allegations of violations of certain provisions of the federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The settlement will contain a final judgment restraining and enjoining the Company from future violations of these provisions. In addition, under the final judgment, the Company will agree to pay a civil penalty of $15.0 million. In connection with the settlement, the Company will not be required to restate or adjust any of its historical financial results or information. The terms of the settlement are provisional and are subject to the final approval of the Commissioners of the SEC. If approved, the settlement will conclude all aspects of the investigation with respect to Elan.

On October 4, 2004, the Company announced that it had included in its financial statements a reserve of $55.0 million, net of insurance coverage, to cover the
Company's estimated liability related to the shareholder class action and the
SEC investigation.

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

EBITDA

Negative EBITDA, excluding net charges of $49.9 million related to gains on divestment of businesses and other significant charges for the third quarter of
2004, amounted to $55.7 million compared to a negative EBITDA of $60.1 million in the same period of 2003, excluding net gains on divestment of businesses, recovery plan and other significant charges of $26.9 million, (See "Unaudited
Non-GAAP Financial Information - EBITDA" on page 3). The decrease in negative
EBITDA primarily results from the reduction in revenues and related costs associated with products and businesses divested during 2003 and 2004.

NET INTEREST AND INVESTMENT GAINS AND LOSSES

Net interest and investment gains and losses amounted to a loss of $22.7 million in the third quarter of 2004, compared to a gain of $20.3 million in the same period of 2003.

In the third quarter of 2004, net interest expense amounted to $24.0 million compared to $22.7 million in the same period of 2003, reflecting the interest costs associated with the $460.0 million convertible notes issued in the fourth quarter of 2003, offset by lower interest expense due to the Liquid Yield Option
Notes (LYONs) repurchases in December 2003.

Investments gains in the third quarter of 2004 of $2.8 million included realised gains on investment disposals of $6.1 million, offset by $3.3 million losses in relation to the mark-to-market of certain investments.

In addition, as a result of the sale of certain publicly quoted investments and the mark-to-market of others, there was a net increase during the quarter in unrealised gains recorded as a component of shareholders' equity of $6.3 million from $62.8 million at June 30, 2004 to $69.1 million at September 30, 2004.

On October 13, 2004, Elan Pharmaceutical Investments III, Ltd. (EPIL III) sold its entire holding in Warner Chilcott PLC for $101.8 million. This investment was included in marketable investment securities at September 30, 2004 at a book value of $98.9 million,

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

which included unrealised gains of $40.7 million. Elan will record an investment gain of $43.6 million in the fourth quarter of 2004 as a result of this divestment.

LIQUIDITY

At September 30, 2004, Elan had $680.3 million in cash and cash equivalents compared with $677.0 million at June 30, 2004 and $807.5 million at December 31,
2003.

At September 30, 2004, Elan's major contracted and non-operating cash payments are as follows:

                                                                                          September         December
                                       Less Than                          4 Years          30, 2004         31, 2003
                                        One Year       1-3 Years        and After             Total             US$m
                                            US$m            US$m             US$m              US$m
---------------------------------------------------------------------------------------------------------------------

7.25% senior notes                             -               -            650.0             650.0            650.0
6.5% convertible notes                         -               -            460.0             460.0            460.0
Fixed product payments                       1.9               -                -               1.9             19.4
EPIL II (1)                                    -               -                -                 -            450.0
EPIL III                                   390.0               -                -             390.0            390.0
3.25% LYONs                                    -               -              0.9               0.9              0.9
Capital lease obligations                    9.6            19.9             49.4              78.9             85.4
                                    -------------    ------------     ------------    --------------    -------------
                                           401.5            19.9          1,160.3           1,581.7          2,055.7
Operating lease obligations                 16.9            30.0             94.8             141.7            157.6
                                    -------------    ------------     ------------    --------------    -------------
                                         $ 418.4          $ 49.9        $ 1,255.1          $1,723.4         $2,213.3
                                    =============    ============     ============    ==============    =============

(1) In accordance with U.S. GAAP, at December 31, 2003, $344.5 million of this amount was provided on the balance sheet.

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

RECENT RESEARCH AND DEVELOPMENT HIGHLIGHTS

ANTEGREN (NATALIZUMAB)

In September, Elan and Biogen Idec announced that they have submitted an application to the European Medicines Agency for the approval of Antegren
(natalizumab) as a treatment for the induction and maintenance of Crohn's disease. Data from the Phase III maintenance trial, ENACT-2 (Evaluation of
Natalizumab as Continuous Therapy- 2), which showed a sustained response throughout 12 months of extended natalizumab infusion therapy, was presented by the companies at the United European Gastroenterology Week in Prague, Czech
Republic.

Following discussions with the U.S. Food and Drug Administration (FDA), the ongoing Phase III induction study to evaluate Antegren in patients with Crohn's disease is required for any potential filing with the FDA. The data from this study will be available in the first half of 2005.

In August 2004, Elan and Biogen Idec submitted an application for approval of
Antegren as a treatment for MS in Canada.

ALZHEIMER'S DISEASE

In September 2004, Elan and Wyeth announced that the U.S. Patent and Trademark
Office recently issued to Neuralab Limited, a subsidiary of Elan, seven patents for the companies' joint research on immunotherapeutic approaches to the prevention and treatment of Alzheimer's disease.

ABOUT ELAN
Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's
(NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

FORWARD-LOOKING STATEMENTS

This document and the Appendix contain forward-looking statements about Elan's financial condition, results of operations and estimates, business prospects and the products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as
"anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Antegren as a treatment for
MS and Crohn's disease; the potential of Prialt as an intrathecal treatment for severe pain; whether the Court grants approval of the class action settlement on the terms described herein, or at all; whether the provisional SEC settlement is approved by the Commissioners of the SEC on the terms described herein, or at all; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment, including Medicare and Medicaid;
the potential impact of the Medicare Prescription Drug, Improvement and
Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; exposure to product liability and other types of lawsuits; Elan's ability to protect its patents and other intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual
Report on Form 20-F for the fiscal year ended December 31, 2003, and in its
Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ELAN THIRD QUARTER 2004 FINANCIAL RESULTS

Appendix 1

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a
manufacturing business in Italy, the pain portfolio of products, Actiq(TM), the dermatology portfolio of products, Abelcet(TM) U.S. and Canada, and two products which were marketed in the United Kingdom and Ireland, within discontinued
operations in the income statement. In the third quarter of 2004, the results of
Frova and Myobloc, including the net gains on disposal of these businesses are also included as discontinued operations. Consequently, the revenues and costs of the third quarter in 2003 have been adjusted to reflect this treatment. An analysis of the results of the discontinued operations is set out below.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued
operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.

                                  DISCONTINUED OPERATIONS (UNAUDITED)
        THREE MONTHS ENDED                                                                  NINE MONTHS ENDED
           SEPTEMBER 30                                                                        SEPTEMBER 30
            2003             2004                                                                2003           2004
            US$M             US$M                                                                US$M           US$M
---------------------------------------------------------------------------------------------------------------------

                                   REVENUE
         42.8              0.4     Product revenue                                             144.1           23.7
          0.8                --    Contract revenue                                              1.3            5.0
----------------- ----------------                                                    ---------------- --------------
         43.6              0.4     Total revenue                                               145.4           28.7
----------------- ----------------                                                    ---------------- --------------
                                   OPERATING EXPENSES
         19.4              0.3     Cost of goods sold                                           71.1           13.4
          3.7             (0.6)    Research and development                                     20.2            5.0
         10.7             (2.6)    Selling, general and administrative                          32.2            4.2
          5.5            (26.5)    Net (gain)/loss on divestment of businesses                   6.5          (11.2)
          6.0               --     Recovery plan and other significant charges                  11.5             --
----------------- ----------------                                                    ---------------- --------------
         45.3            (29.4)    Total operating expenses                                    141.5           11.4
----------------- ----------------                                                    ---------------- --------------

         (1.7)            29.8     Operating profit/(loss)                                       3.9           17.3

         (0.2)             0.1     Net interest and investment losses                           (2.2)           0.5
----------------- ----------------                                                    ---------------- --------------

                                   Net income/(loss) from discontinued operations
         (1.9)            29.9       before tax                                                  1.7           17.8
           --               --     Provision for tax                                            (0.3)            --
----------------- ----------------                                                    ---------------- --------------
         (1.9)            29.9     Net income/(loss) from discontinued operations                1.4           17.8
================= ================                                                    ================ ==============

                                   NON-GAAP FINANCIAL INFORMATION
                                   EBITDA
         (1.7)            29.8     Operating profit/(loss)                                       3.9           17.3
                                   Depreciation and amortisation included in
          7.5               --       operating profit/(loss)                                    22.7            1.0
           --               --     Amortised revenue included in total revenue                 (10.5)            --
----------------- ----------------                                                    ---------------- --------------
          5.8             29.8     EBITDA                                                       16.1           18.3
----------------- ----------------                                                    ---------------- --------------

          5.5            (26.5)    Net (gain)/loss on divestment of businesses                   6.5          (11.2)
          6.0               --     Recovery plan and other significant charges                  11.5             --
----------------- ----------------                                                    ---------------- --------------
                                   EBITDA before net losses on divestment of
                                     businesses, recovery plan and other significant
         17.3              3.3       charges                                                    34.1            7.1
================= ================                                                    ================ ==============